FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

For Immediate Release	January 14, 2008

Forbes Medi-Tech Files Meeting Documents For Previously Announced Plan of Arrangement

~Meeting Date Set for February 14, 2008~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) has obtained approval to call a meeting of its shareholders, optionholders and warrantholders to approve the Company’s previously announced corporate reorganization. The meeting materials are expected to be mailed to shareholders and posted on SEDAR and EDGAR on January 17, 2008.

The corporate reorganization, if approved, will result in shareholders exchanging their existing shares in Forbes, a Canadian federal corporation, for shares in a new company (Newco) incorporated in the Province of British Columbia (B.C.). This exchange will result in Forbes becoming a wholly-owned subsidiary of Newco.  As a B.C. company, Newco will be afforded the ability to undertake a new set of financing alternatives and offer a broader range of financial instruments.

The meeting of shareholders is to be held February 14 2008, at 8:00am PT, at the offices of Farris, Vaughan, Wills & Murphy LLP on the 25th floor, 700 West Georgia Street, Vancouver, B.C.

The share exchange ratio is designed to enable Forbes to allow investment by certain institutional investors whose policies preclude investing in stocks under US$1 and regain compliance with Nasdaq’s minimum US$1 bid requirement.  In light of the recent trading activity in Forbes’ shares, the exchange ratio may have to be increased to up to six shares of Forbes for each share of Newco.  The Board of Directors will determine the exact ratio before the reorganization is effective.  The shares of Newco are expected to be listed on both Nasdaq and the TSX in substitution for shares of Forbes under the same trading symbols.  Forbes shareholders are to retain their existing equity interest in Forbes. Current holders of options and warrants of Forbes are also to exchange their existing options and warrants, at the same ratio as the share exchange, for options and warrants in Newco.

“Outside of transaction information, the Company expects to provide further updates on both pharmaceutical and ingredient-based initiatives in the near term,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements and information regarding Forbes proposed Plan of Arrangement and reorganization, listing of Newco shares on TSX and Nasdaq, share price, ability to obtain new financing and access to a broader investor pool,, Forbes’ strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “will”, “scheduled”, “expects”, “are to”, “is to be”, “building”, “strategy”, “vision”, or comparable terminology referring to future events or results.   Forward-looking statements and information are statements and information about the future and are inherently uncertain.  The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the plan of arrangement will be submitted to shareholders as proposed or at all, or if approved, will be implemented; uncertainty whether all necessary approvals to the plan of arrangement, including regulatory and shareholder approval, will be obtained; the risk that the mailing date,  meeting date, and time and/or location of the meeting are subject to change; uncertainty whether the Nasdaq minimum bid price will be achieved  and whether the Company’s or Newco’s shares will remain, or will be,  listed on the TSX and/or Nasdaq; the need for additional funding, which may not be available in a timely manner or at all, notwithstanding Newco’s ability to offer new financing alternatives; the risk of unanticipated costs or expenses; uncertainty whether the Company will realize is strategies and vision; the need for additional research and development, the outcome of which is uncertain; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.